UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                MAXI GROUP, INC.
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)


                                    577912207
                                 (CUSIP Number)


                                Maxi Group, Inc.
                                 17 State Street
                            New York, New York 10004
                  Attention: Colorado Stark, Executive Chairman
          (Name, Address, and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                February 16, 2005
             (Date of Event which Requires Filing of This Statement)


                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /_/

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 577912207
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     1    NAME OF REPORTING PERSONS                             Colorado Stark
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) |_|
                                                                (b) |X|
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS                                        N/A

--------------------------------------------------------------------------------
     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                |_|
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------

 NUMBER OF           7    SOLE VOTING POWER                     6,056,872
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER
  OWNED BY      ----------------------------------------------------------------
   EACH              9    SOLE DISPOSITIVE POWER                6,056,872
 REPORTING      ----------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON                                      6,056,872
--------------------------------------------------------------------------------
    12    CHECK IF THE AGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                        |_|
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT
          IN ROW (11)                                           37.45%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON                              IND
--------------------------------------------------------------------------------


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


ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D, dated February 16, 2005, of Maxi Group, Inc., a Nevada corporation (the "Issuer"), is filed to reflect the information required pursuant to Rule 13d-2 of the Securities and Exchange Act of 1934, as amended (the "Act"), relating to common shares, $0.001 par value per share (the "Common Stock") of the Issuer. The Issuer's principal executive office is 17 State Street, New York, NY 10004.

(I)     COLORADO STARK

(a)     This statement is being filed on behalf of Mr. Stark.

(b)     The business address of Mr. Stark is c/o Maxi Group Inc.,
17 State Street, New York, NY 10004.

(c) Mr. Stark's principal occupation is serving as Executive Chairman of the Issuer.

(d)-(e) During the last five years Mr. Stark has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)     Mr. Stark is a U.S. citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On February 16, 2005, the Company, Enigma Software Group, Inc., a Delaware corporation ("Enigma"), and the shareholders of Enigma identified therein (collectively, the "Shareholders") entered into a Share Exchange Agreement (the "Share Exchange Agreement"), pursuant to which the Shareholders exchanged all of their shares of the common stock of Enigma for an aggregate of 14,650,000 shares of the Company's Common Stock.

          In connection with the transactions consummated by the Share Exchange Agreement, Mr. Stark received his 6,056,872 shares of the Company's Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

          Mr. Stark has no present intention to engage or cause the Issuer to engage in any transactions or activities specified in paragraphs (a) through (j) of this Item 4. Mr. Stark acquired the securities of the Company for general investment purposes. Mr. Stark is not party to any agreements to acquire any additional securities at this time. Notwithstanding the foregoing, Mr. Stark retains the right to change his investment intent, to propose one or more possible transactions to the Issuer's Board of Directors, to acquire additional securities from time to time or to sell or otherwise dispose of all or part of the securities beneficially owned by him in any manner permitted by law. In addition to having the right to elect members to the Issuer's Board of Directors, Mr. Stark serves as a director and Executive Chairman of the Issuer, and therefore has the ability to manage and direct the affairs of the Issuer.


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


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(I)     REPORTING PERSONS

(a) As of the date of this report, Mr. Stark, beneficially owns an aggregate of 6,056,872 shares of Common Stock, which represents 37.45% of the Issuer's Common Stock.

(b) As of the date of this report, Mr. Stark has sole power to vote or direct the voting of, or dispose or direct the disposition of 6,056,872 shares of the Issuer's Common Stock.

(c) Mr. Stark has not effected any transactions in the class of securities described in the past 60 days.

(d)     Not applicable.

(e) Mr. Stark remains the beneficial owner of more than 5% of the class of securities described herein.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.


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


                                S I G N A T U R E

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  February 16, 2005


                                                   /s/ Colorado Stark
                                                ---------------------------
                                                       Colorado Stark


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